EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Rodin Global Property Trust Operating Partnership, L.P.	(Delaware)
3596 Alpine Ave, LLC	(Delaware)
2477 Deerfield Drive, LLC	(Delaware)
CF Net Lease Portfolio IV DST	(Delaware)
651 E Corporate Drive, LLC	(Delaware)
3075 Loyalty Circle Member, LLC	(Delaware)
3075 Loyal Circle Owner, LLC	(Delaware)
CF Albertsons Lancaster, LLC	(Delaware)
CF Albertsons Chicago, LLC	(Delaware)
651 E Corporate Drive, LLC	(Delaware)